Mail Stop 6010

July 26, 2007

Mr. Paul E. Ross
Senior Vice President of Finance and Chief Financial Officer
Meade Instruments Corp.
6001 Oak Canyon
Irvine, California 92618

>   RE: **Meade Instruments Corp**
>   **Form 10-K for the fiscal year ended February 28, 2007**
>   **Filed June 1, 2007**
>   **File No. 0-22183**

Dear Mr. Ross:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Controls and Procedures, page 38

1.   We note your statement that a "control system, no matter how well designed and
        operated, can provide only reasonable, not absolute, assurance that the objectives
        of the control system are met." Please revise future filings to state clearly, if true,
        that your disclosure controls and procedures are *designed to* provide reasonable

assurance of achieving their objectives and that your principal executive officer
and principal financial officer concluded that your disclosure controls and
procedures are effective at that reasonable assurance level. In the alternative,
remove the reference to the level of assurance of your disclosure controls and
procedures. Please refer to Section II.F.4 of Management's Reports on Internal
Control Over Financial Reporting and Certification of Disclosure in Exchange
Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 32.1 and 32.2

2.   The current certifications refer to the fiscal year ended February 28, 2006. Please
        amend the filing to include the entire filing along with the corrected Section 906
        certifications required by Section 1350, Item 601 of Regulation S-B for the
        appropriate date.

Form 10-Q for the Quarterly Period Ended May 31, 2007

3.   We note your reference to the 'then' CEO and CFO. However the certifications
        filed in Exhibits 31.2 and 32.2 appear to be from your current CEO and CFO.
        Please tell us why you used this language.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

Paul E. Ross
Meade Instruments Corp.
July 26, 2007
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3604 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant